# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEARONE INC, CIK 0000840715
CUSIP: 18506U104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116
Date of event which requires filing of this statement: 02/26/2025
Filed by CIK 0000897911
Persons authorized to receive notices and communications: Edward Dallin Bagley, 2350 Oakhill Drive, Salt Lake City, Utah (UT), 84121, 8015738227

## Reporting persons
- BAGLEY EDWARD D (CIK 0000897911): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 13,314,156; shared voting power 0; sole dispositive power 13,314,156; shared dispositive power 0; aggregate amount beneficially owned 13,314,156 (49.9% of the class)
  Comment: (1) Includes options to purchase 38,333 shares of common stock, and warrants to purchase 685,295 shares of common stock beneficially owned by Mr. Bagley as of February 26, 2025.
  (2) Excludes 355,257 shares of common stock that are beneficially owned by Mr. Bagley's spouse. Mr. Bagley disclaims beneficial ownership of these shares pursuant to Rule 13d-4.
  (3) Calculated based on 25,969,548 issued and outstanding shares of common stock as of February 26, 2025 and assuming the exercise of all of the options and warrants described in note (1) above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CLEARONE INC
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116
Comment: This Amendment No. 9 (this "Amendment") is being filed as an amendment to the initial statement on Schedule 13D of the reporting person relating to the common stock, par value $0.001 per share (the "Common Stock"), of ClearOne Inc., a Delaware corporation (the "Company"), as filed with the Securities and Exchange Commission on May 29, 2009, as previously amended through the date hereof (the "Schedule 13D") The Company's principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
After giving effect to the Company's issuance and sale of 2,000,000 shares of Common Stock for a purchase price of $0.50 per share to Mr. Bagley in a private placement transaction on February 26, 2025 (the "Private Placement"), Mr. Bagley beneficially owned 12,590,528 shares of the Company's issued and outstanding shares of Common Stock, options to purchase 38,333 shares of the Company's Common Stock, warrants to purchase 685,295 shares of Common Stock, representing 49.9% of the issued and outstanding shares of the Company's Common Stock as of February 26, 2025 and assuming the exercise by Mr. Bagley of all of his options and warrants.
The percentage of beneficial ownership of Mr. Bagley set forth in this Schedule 13D are based on 25,969,548 shares of issued and outstanding common stock as of February 26, 2025, after giving effect to the issuance of shares of common stock in the Private Placement.
Mr. Bagley may be deemed to own 355,257 shares of common stock that his spouse owns individually. Mr. Bagley, however, disclaims beneficial ownership of these shares pursuant to Rule 13d-4.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Bagley has the sole power to vote or to direct the vote of 12,590,528 shares of the Company's Common Stock, and the sole power to dispose or to direct the disposition of, 13,314,156 shares of the Company's Common Stock, including options to purchase 38,333 shares and warrants to purchase 685,295 share.
Transactions in the class effected during the past sixty days:
Subsequent to the filing of the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Company's securities within the last 60 days:
* On February 26, 2025, Mr. Bagley purchased 2,000,000 shares of Common Stock for $0.50 per share from the Company in the Private Placement.

## Signatures
- BAGLEY EDWARD D: /s/ Edward D. Bagley, Edward D. Bagley (02/28/2025)